SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                            --------------------
                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                        (Amendment No. ____9____)(1)

                         STELMAR SHIPPING LTD. (SJH)
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                              (Name of Issuer)

                   Common Stock, Par Value $0.02 per share
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                       (Title of Class of Securities)

                                  V8726M103
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                               (CUSIP Number)

                             George Karageorgiou
                            c/o Stelinvest Corp.
                                Status Center
                                2A Areos Str.
                             Vouliagmeni, 16671
                               Athens, Greece
                            Tel: 011-301-967-0001
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                May 1, 2004
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           (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   ------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.







        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








       CUSIP No. V8726M103
                 ---------

       1.       NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Stelshi Holding Ltd.

       2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)    [ ]
                                                                                                             (b)    [X]
       3.       SEC USE ONLY

       4.       SOURCE OF FUNDS*

                WC

       5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)

       6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Liberia

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7.       SOLE VOTING POWER

                1,288,584

       8.       SHARED VOTING POWER

                0

       9.       SOLE DISPOSITIVE POWER

                1,288,584

       10.      SHARED DISPOSITIVE POWER

                0

       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,288,584

       12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		                    [ ]

       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.41%

       14.      TYPE OF REPORTING PERSON*

                HC

                                              *SEE INSTRUCTIONS BEFORE FILLING OUT!







        This Amendment No. 9 to Schedule 13D is being filed for the purpose of amending Items 2, 4 and 5 below.

   ITEM 1. SECURITY AND ISSUER.

        The name of the issuer is Stelmar Shipping Ltd., a Liberian corporation (the "Issuer"). The issuer's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece. This Schedule 13D relates to the Issuer's common stock, par value $0.02 per share (the "Shares").

   ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed on behalf of Stelshi Holding Ltd., a Liberian corporation ("Stelshi") and Stelios Haji-Ioannou, a former director and Chairman of the Board of the Issuer until April 19, 2002. Mr. Haji-Ioannou is the sole shareholder of Stelshi. Except as set forth above, there are no other changes to the information set forth under Item 2 in Amendment No. 8 to the Schedule 13D.

   ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No change from Amendment No. 8 to the Schedule 13D.

   ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Persons acquired and hold the Shares for investment purposes. In order to protect their investment in the Shares, the Reporting Persons may (i) acquire additional Shares of the Issuer,
   (ii) sell or otherwise dispose of all or some of their Shares from time to time in open market or private transactions, or (iii) continue to hold the Shares. In making their investment decisions, the Reporting Persons will continue to assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, and other investment opportunities. The Reporting Persons currently do not intend to seek control of the Issuer or seek to participate in the management of the Issuer and, except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in Schedule 13D.

   ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As of the date hereof, Stelshi is the beneficial owner of an aggregate of 1,288,584 Shares, or 7.41% of the 17,391,188 outstanding Shares of the Issuer, based on reports filed by the Issuer with the Securities and Exchange Commission. As Stelshi's sole shareholder, Stelios Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Stelshi currently beneficially owns. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Shares for any other purpose.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        None.







                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 May 11, 2004
                                      ---------------------------------
                                                    (Date)



                                      STELSHI HOLDING LTD



                                      By: /s/ George Karageorgiou
                                          -----------------------------
                                          George Karageorgiou
                                          President


   Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).